Exhibit 99.1

11/03/14 PRESS RELEASE

PUBLICIS GROUPE TO ACQUIRE SAPIENT IN $3.7 BILLION ALL-CASH TRANSACTION

Transformative acquisition establishes Publicis Groupe as the clear leader in the digital age:

•                  Accelerates achieving Publicis Groupe’s objective to become the leader at the convergence of communication, marketing, commerce and technology

•                  Will create a platform to be named Publicis.Sapient — the largest and most advanced — focused exclusively on digital transformation and the dynamics of an always-on world across marketing, omni-channel commerce, consulting and technology

•                  Publicis Groupe digital revenues will account for more than 50%, three years ahead of 2018 plan

•                  Publicis Groupe strengthens leadership with Sapient CEO and Co-Chairman Alan J. Herrick joining Publicis Groupe senior management team (Directoire+) as CEO of Publicis.Sapient; Jerry A. Greenberg, Co-Founder and Co-Chairman of Sapient, joining Publicis Groupe Supervisory Board

•                  Transaction approved unanimously by the Management and Supervisory Boards of Publicis Groupe and the Board of Directors of Sapient, which unanimously recommends Sapient shareholders accept the Publicis Groupe tender offer

•                  Accelerates Publicis Groupe growth and accretive to headline EPS

PARIS and BOSTON, November 3, 2014 — Publicis Groupe (Euronext Paris: FR0000130577, CAC 40) and Sapient (NASDAQ: SAPE) today announced that they have entered into a definitive agreement under which Publicis Groupe will acquire Sapient in an all-cash transaction for $25.00 per share. The agreement has been approved unanimously by the Management and Supervisory Boards of Publicis Groupe and the Board of Directors of Sapient.

Maurice Lévy, Chairman and CEO of Publicis Groupe, said: “Sapient is a ‘crown jewel,’ a one of a kind company born in the technology space with strengths in marketing, communications, consulting and omni-channel commerce, all of which are equally important to best help clients achieve their digital transformation. It will also give Publicis Groupe access to new markets and creating new revenue streams. This acquisition fulfills many of Publicis Groupe’s objectives: we will enhance our leadership position in digital, achieve our goal of deriving 50% of our revenues from digital and technology three years ahead of our 2018 plan, and leverage technology, consulting capabilities to expand in new verticals, and offering new and exciting opportunities to our talents.”

Alan J. Herrick, Sapient President, CEO and Co-Chairman, added: “This transaction provides substantial value to our shareholders, offers an ideal cultural match for our people and provides an opportunity to share a wealth of new capabilities with our clients. The Sapient team has been on a 24-year journey building a company with the objective of creating significant impact for our clients and the industries in which they operate. With Publicis Groupe, we have found a partner that accelerates the level of transformation we can drive into the marketplace.”

About Sapient

Sapient is a global services company that helps clients transform in the areas of marketing, omni-channel commerce and consulting. Founded in 1990 and publicly-listed on the NASDAQ since 1996, Boston, Massachusetts-based Sapient maintains a strong global presence with offices in 37 cities and 13,000 talented people. Sapient’s clients consist primarily of leading Global 2000 companies within the following industries: financial services, retail, technology & communications, consumer packaged goods, travel & leisure, automotive, energy services, and government, health & education. The company operates three divisions — SapientNitro, Sapient Global Markets and Sapient Government Services — that combine insight, strategy, creativity and technology to drive innovation and to help clients create business opportunities in a highly dynamic environment. The company, which has operations in the Americas, Europe and Asia-Pacific, generated $1.356 billion in revenue for the trailing twelve months ended June 30, 2014.

‘Viva la Difference!’: A New Unique Platform

With the addition of Sapient, Publicis Groupe will be the leading global communication, marketing, omni-channel commerce and technology group with combined revenue in excess of €8 billion, combined EBITDA of approximately €1.3 billion and over 75,000 people worldwide.

Technology continues to disrupt markets, causing clients to transform the way they do business. Clients must address a highly dynamic and evolving landscape that includes the acceleration of consumer empowerment, innovation and blurring industry lines.

Publicis.Sapient will be Publicis Groupe’s newly created platform focused exclusively on digital transformation at the convergence of communication, marketing, commerce and technology. Leveraging the capabilities of SapientNitro, Sapient Global Markets, Sapient Government Services, DigitasLBi, Razorfish Global and Rosetta, Publicis.Sapient will be the unique global platform, delivering profoundly transformational services to clients through a model that has unmatched reach and capabilities.

Publicis.Sapient will enhance Publicis Groupe’s global leadership, and will help clients better anticipate trends and continue to innovate in the fast-growing and highly dynamic digital environment. Sapient Global Markets has developed sophisticated and coveted services to transform how capital and commodity market players do business. Publicis Groupe intends to extend Sapient Global Markets’ strong position and will expand into new industry verticals. This will radiate through Publicis Groupe’s current portfolio in financial services and energy, while new sectors will also profit from these cutting-edge assets.

Publicis.Sapient will be led by Alan J. Herrick, who has been Sapient’s Chief Executive Officer and a member of the Board of Directors since October 2006. During this time he has led the company through a sustained and significant period of growth. He was named Co-Chairman of the Board in June 2012. Mr. Herrick first joined Sapient in 1995 and was instrumental in the top- and bottom-line growth of Sapient’s key business units, having led operations in North America and Europe. He will also serve on Publicis Groupe’s Directoire+. Jerry A. Greenberg, founder and Board Co-Chairman of Sapient, will join Publicis Groupe’s Supervisory Board as an independent member.

Maurice Lévy commented: “I am extremely pleased to welcome Alan to our senior management team, the Directoire+. He brings deep expertise in technology and the digital world with a stellar track record of innovation, leadership and growth. Our Board is equally pleased to welcome Jerry as a new independent Board member. These moves support our commitment to redefining the future for our clients.”

Alan J. Herrick said: “Over the decades, Publicis Groupe has shown a high level of ethics, a great culture with ‘Viva la Difference!’ and a commitment to innovation and performance with some of the greatest leaders of the industry. All of us at Sapient are excited and proud to become part of the Publicis Groupe team and continue our ambition to reshape the value we can provide clients.”

Strategic Rationale

The world is undergoing significant transformation characterized by the impact of technology on society, empowered consumers, the rise of new communications channels, omni-channel commerce and one-to-one marketing. This new age of consumption demands a new marketing paradigm to serve the needs of companies to connect with empowered consumers. Publicis Groupe is leading the way.

•                  A Crown Jewel in the Quest for Digital Business: Sapient provides a unique opportunity for Publicis Groupe by increasing its digital/interactive services exposure to 50% of revenue in 2015, while at the same time offering great opportunities for its people to expand their careers and for its clients to achieve their digital transformation objectives.

•                  Unmatched Technology Capability: Sapient brings unmatched technology strength, both from front-end technologies that help shape innovative consumer experiences and from tremendous enterprise technology that helps clients address large scale IT issues in order to advance their business in a disrupted digital marketplace.

•                  Globally Distributed Delivery Model: Leveraging the strength of Sapient’s global footprint will allow Publicis.Sapient to seamlessly perform services, delivering greater value to clients at a competitive cost and in an accelerated time frame. In an industry where talent is scarce, it also provides access to a highly desirable pool of talent in India thanks to the strong base that Sapient has built there over the last 15 years.

•                  Accelerating Revenue Growth: The addition of Sapient, which delivered compound annual revenue growth of ~15% from 2010 to 2013, immediately boosts Publicis Groupe’s growth profile; the power of the combined platform is expected to drive strong revenue upside by improving the service offering available to existing clients of each company and creating opportunities to gain new clients through a differentiated offering.

•                  Identified Cost Synergies: The combination of Publicis Groupe and Sapient is expected to drive cost savings through the integration of digital production leveraging Sapient’s substantial production infrastructure in India, real estate consolidation, G&A reductions and procurement savings.

Financial Highlights and Transaction Terms

The acquisition is expected to be accretive to Publicis Groupe’s headline EPS. In addition to generating run-rate annual cost synergies of €50 million, there will be substantial opportunities for Publicis.Sapient to work together with Publicis Groupe’s other businesses to create new avenues of growth.

Under the terms of the agreement, Publicis Groupe will acquire all of the outstanding shares of Sapient for $3.7 billion, or $25.00 per share, in cash. The purchase price represents a 44% premium to Sapient’s closing stock price on October 31, 2014, the last trading day prior to the announcement of the agreement. Publicis Groupe expects to fund the purchase price with cash on hand and the proceeds of bank and/or capital market indebtedness, without issuing any new equity. In connection with its entry into the agreement, Publicis Groupe has obtained a firm financing commitment from Citi.

The transaction has been unanimously approved by the Management and Supervisory Boards of Publicis Groupe and the Board of Directors of Sapient. The acquisition is structured as a cash tender offer for all Sapient shares.

In connection with the tender offer, Jerry A. Greenberg, J. Stuart Moore, and Alan J. Herrick have entered into a tender and support agreement with Publicis Groupe pursuant to which they have agreed to tender an aggregate of approximately 18% of Sapient’s outstanding shares in the offer.

The completion of the tender offer is subject to certain customary terms and conditions, including the tender of at least a majority of the outstanding shares of Sapient, antitrust and other regulatory clearances in the US, and antitrust clearance in Germany. The transaction is expected to close in the first quarter of 2015.

The merger agreement provides that following the successful completion of the tender offer, Sapient will merge with a subsidiary of Publicis Groupe and become a wholly-owned subsidiary of Publicis Groupe, and all remaining outstanding shares of Sapient common stock will receive the same consideration paid to stockholders in the tender offer. Following the completion of the transaction, the common stock of Sapient will be delisted from Nasdaq.

Publicis Groupe: “Leading the convergence of communications, marketing, commerce and technology”

Comments by Maurice Lévy:

“Publicis Groupe first anticipated the promising shift to digital nearly ten years ago and has relentlessly and successfully invested in the tech space (Digitas, Razorfish, Rosetta, LBi and Nurun, to name a few of our successful acquisitions), initiating industry-first partnerships to enhance our core business and provide Publicis Groupe’s clients with best-in-class expertise. In doing so, we laid the first stones of a new marketing and communications era, one that would echo and engage empowered consumers from the New Age. Sapient is an integral part of our transformation, with its unique combination of marketing, omni-channel commerce and consulting and its depth of technology.”

“This transformative acquisition is strategically sound for building the future of Publicis Groupe. It will offer great opportunities to our people all around the world, bring new capabilities to help our clients navigate the future. Moreover, it will generate higher growth, is accretive and will create value for our shareholders. We are very confident that integration will be smooth, effective and will generate the growth and cost synergies we expect.”

Comments by Alan J. Herrick:

“The newly created Publicis.Sapient platform will create significant opportunities for our tremendously talented people across the platform. We will also be able to deploy our capabilities on a global scale through Publicis Groupe’s significant international presence. With access to the world’s greatest creative talent and media expertise, as well as a strong global footprint, we will be better positioned to identify and pursue market opportunities all over the world.”

Conference Call

On Monday, November 3, 2014, at 8:00 AM CET/2:00 AM ET, Publicis Groupe and Sapient will host a webcast presentation to discuss the transaction. Links to the webcast and accompanying documents will be available on both Publicis Groupe’s and Sapient’s Investor Relations websites.

Due to this transaction, the Publicis Groupe webcast previously scheduled for November 7, 2014, will be held at a later date, which will be announced shortly.

Sapient Third Quarter Results

Sapient expects to release its results and file its Form 10-Q for the third quarter ended September 30, 2014 on Thursday, November 6, 2014, after the close of regular U.S. market hours and does not intend to host an associated conference call and webcast given today’s announcement.

Advisors

BofA Merrill Lynch and Rothschild acted as financial advisors and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Publicis Groupe. Goldman, Sachs & Co. and Blackstone Advisory Partners L.P. acted as financial advisors and Cravath, Swaine & Moore LLP acted as legal advisor to Sapient.

About Publicis Groupe

Publicis Groupe (Euronext Paris FR0000130577, CAC 40) is one of the world’s leading communications groups. The Groupe offers a full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi, Nurun), advertising (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia), healthcare communications, with Publicis Healthcare Communications Group (PHCG), and finally, brand asset production with Prodigious. Present in 108 countries, the Groupe employs 63,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | Viva la Difference !

About Sapient

Sapient is a global services company that helps clients transform in the areas of business, marketing, and technology. The company operates three divisions that enable clients to gain a competitive advantage and succeed in an increasingly digital world. SapientNitro, Sapient Global Markets, and Sapient Government Services fuse insight, creativity, and technology to drive innovation and to help clients navigate complex business problems. Our approach is the subject of case studies used by MBA programs at Harvard and Yale. The company has operations in The Americas, Europe, and Asia-Pacific. For more information, visit www.sapient.com

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communications	+ 33 (0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0)1 44 43 65 00
Stéphanie Constand	Investor Relations	+ 33 (0)1 44 43 74 44

Sapient
Stacy Simpson	Chief Communications Officer	+1 (914) 830-8510
stacy.simpson@sapient.com
Dean Ridlon	Sapient Investor Relations	+1 (617) 963-1598
dridlon@sapient.com

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Sapient, Publicis Groupe, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Sapient and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain the tender of a majority of the outstanding shares of Sapient common stock and regulatory approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls, among others. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors, as well as those described in the tender offer documents to be filed by Publicis Groupe and the Solicitation/Recommendation Statement to be filed by Sapient and the other risks and uncertainties that affect the parties’ businesses, including those described in Sapient’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Sapient referenced in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Publicis Groupe and 1926 Merger Sub Inc. (“Merger Sub”) will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Publicis Groupe and Merger Sub will file tender offer materials on Schedule TO, and thereafter Sapient will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SAPIENT COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SAPIENT COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the

Solicitation/Recommendation Statement, will be made available to all holders of shares of Sapient common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available at no charge on the SEC’s website at www.sec.gov. Investors may also obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) free of charge from Sapient at www.sapient.com or by directing a request to Sapient at dridlon@sapient.com.